EXHIBIT 99.1

RADA ELECTRONIC INDUSTRIES LTD. ANNOUNCES CHANGES TO BOARD OF DIRECTORS

Netanya, Israel, May 23, 2016 – RADA Electronic Industries Ltd. (NASDAQ: RADA) (the “Company”), a defense electronics contractor, is pleased to announce that Yossi Ben Shalom, Nir Cohen, Kineret Ya'ari and Israel Livnat  have been appointed to the Company's board of directors. Adrian Berg, Michael Lechtinger and Roy Chan have resigned from the board and the board would like to thank them for their services.

The appointments and resignations are pursuant to the closing of the Company’s previously reported equity financing transaction with DBSI Investments Ltd.

About RADA

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production and sales of Data Recording and Management Systems (Digital Video & Data recorders, Ground Debriefing Stations, Head-Up Display Cameras), Inertial Navigation Systems for air and land applications, Avionics Solutions (Aircraft Upgrades, Avionics for UAVs, Stores Management Systems, Mission & Interface Computers) and Tactical Radars for Force and Border Protection Solutions.

Contact:
Shiri Lazarovich- C.F.O.
RADA Electronic Industries Ltd.
Tel: +972-9-8921111
Shiri.Lazarovich@rada.com